Exhibit (d)(1)(p)
ADVISORY FEE WAIVER AGREEMENT
PL COMSTOCK FUND
OF PACIFIC LIFE FUNDS
     This ADVISORY FEE WAIVER AGREEMENT, by and between Pacific Life Fund Advisors LLC (the “Adviser”) and Pacific Life Funds (the “Trust”), on behalf of the PL Comstock Fund, a fund of the Trust (“Fund”) is effective as of January 1, 2011.
     WHEREAS, the Trust is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type;
     WHEREAS, the Fund is a fund currently managed by Invesco Advisers, Inc. (“Invesco”); and
     WHEREAS, the Trust and the Adviser are parties to the Investment Advisory Agreement dated on June 13, 2001 (“Advisory Contract”), as amended, pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund;
     NOW THEREFORE, the parties hereto agree as follows:
I.	Advisory Fee Waiver
A.	Amount of Waiver. During the term of this Agreement, for so long as Invesco remains the fund manager of the Fund, the Adviser hereby agrees to waive 0.015 % off each Break Point of its investment advisory fee for the Fund.
II.	Term and Termination of Agreement
A.	This Agreement shall have an initial term commencing on January 1, 2011 and ending April 30, 2012. This Agreement shall automatically renew for successive one-year terms (each a one-year term) ending April 30th of each year, unless the Adviser provides 30 days written notice of the termination of this Agreement prior to the beginning of the next applicable one-year term.

B.	Notwithstanding sub-paragraph (A) above, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III.	Miscellaneous
A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the laws of the State of California, without regard to the conflicts of law provisions thereof.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorize and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

PACIFIC LIFE FUNDS

BY:	/s/ Howard T. Hirakawa

Name:	Howard T. Hirakawa
Title:	Vice President

BY:	/s/ Jane M. Guon

Name:	Jane M. Guon
Title:	Secretary

PACIFIC LIFE FUND ADVISORS LLC

BY:	/s/ Howard T. Hirakawa

Name:	Howard T. Hirakawa
Title:	VP, Fund Advisor Operations

BY:	/s/ Jane M. Guon

Name:	Jane M. Guon
Title:	Secretary